January 10, 2006

B. Stevens Plowman, President
Farmers and Merchants Bancorp, Inc.
505 Broadway
Hannibal, Missouri 63401

>   **Re: Farmers and Merchants Bancorp, Inc.**
>   **Amendment No. 1 to Offering Statement on**
>   **Form 1-A**
>   **Filed January 4, 2006**
>   **File No. 24-10126**

Dear Mr. Plowman,

        This is to advise you that a preliminary review of the offering statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form 1-A.

        The financial statements and related disclosures should be updated to a date within 180 days of filing, as required by Part F/S of Form 1-A. For this reason, we will not perform a detailed examination of the offering statement and we will not issue comments until the material deficiencies are addressed.

        If your offering statement becomes qualified in its present form, we will be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the offering statement.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

Cc: John Pruellage
       Fax No. (314) 612-7621